Exhibit 11.1                                Statement re: Computation of Per Share Earnings

Net loss as at October 31, 2008	$ 23,172

Average number of shares outstanding since inception (i)	45,500,000

Net loss per share for the year ended October 31, 2008	$ (0.00)

The Company has not issued any stock options, warrants or rights as at October 31, 2008 nor does it intend to do so in the immediate future.

There have been no shares issued subsequent to October 31, 2008